File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2007

(Filed January 17, 2007)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated January 17, 2007

Press Release

San Pedro Garza Garcia, Nuevo Leon, Mexico, January 17, 2007 - Vitro, S.A.B. de C.V. (NYSE: VTO and BMV: VITROA). As previously disclosed, our subsidiary in the flat glass business unit, Vitro Plan, S.A. de C.V. (Vitro Plan), approved at a shareholders meeting held on second call on December 2006 its merger into Vimexico, S.A. de C.V. a subsidiary of Vitro.

As a result of this merger, Vitro's flat glass business unit reduced its debt by US$135 million, thus significantly improving its financial condition.

The merger has become effective, since all the approvals were granted and the corresponding publications, filings and recordations were made; however Vitro Plan has been notified that our partner Pilkington Group Ltd., who voted against the merger, has filed a lawsuit against Vitro Plan, challenging the merger.

Vitro believes that this lawsuit is without merit and will exercise all available defenses to obtain a favorable resolution. This disclosure is made in order to comply with Mexican law.

Vitro, S.A.B. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in two principal businesses: flat glass and glass containers. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers. Vitro also produces raw materials and equipment and capital goods for industrial use, which are vertically integrated in the Glass Containers business unit. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in nine countries, located in North, Central and South America, and Europe, and export to more than 45 countries worldwide. For further information, please visit our website at: http://www.vitro.com.

For more information please contact:

Media Albert Chico Vitro, S. A. B. de C.V. + (52) 81-8863-1335 / 1661 achico@vitro.com	Investor Relations Adrian Meouchi/Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. agency Susan Borinelli / Michael Fehle Breakstone Group (646) 452-2333 sborinelli@breakstone-group.com mfehle@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By    /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: January 17, 2007